UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Colt Defense LLC

Colt Finance Corp.

(Exact name of registrant as specified in its charter)

Delaware Delaware (State or other jurisdiction of incorporation or organization)	333-171547 (Commission File Number)	32-0031950 27-1237687 (IRS Employer Identification No.)

547 New Park Avenue, West Hartford, CT (Address of principal executive offices)	06110 (Zip Code)

Registrant’s telephone number, including area code: (860) 232-4489

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

In this Form, unless the context otherwise requires or unless specifically stated otherwise, references to the terms “we,” “our,” “us,” “Colt Defense,” “Colt,” and the “Company” refer to Colt Defense LLC, Colt Finance Corp. and all of their subsidiaries that are consolidated under GAAP.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Colt has determined that “conflict minerals” as defined in Rule 13p-1 (“the Rule”) are necessary to the functionality or production of certain products manufactured by us or contracted by us to be manufactured during calendar year 2013 and, therefore, that we are required to file this calendar year 2013 Specialized Disclosure report.

Accordingly, we have conducted in good faith a country of origin inquiry reasonably designed to determine whether such “conflict minerals” either originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources.

Based upon our country of origin inquiry Colt has no reason to believe that its necessary “conflict minerals” may have originated in the Democratic Republic of the Congo or an adjoining country.  Accordingly, Colt below (i) discloses its determination and (ii) briefly describes the reasonable country of origin inquiry it undertook in making its determination and the results of the inquiry it performed.

Conflict Minerals Disclosure

i)                                         Determination - Colt has determined, based on its country of origin inquiry, that it has no reason to believe its necessary “conflict minerals” may have originated in the Democratic Republic of the Congo or an adjoining country.

ii)                                      Brief description of the reasonable country of origin inquiry registrant undertook in making its determination and the results of the inquiry it performed:

a.              Description of Reasonable Country of Origin Inquiry

Colt started its reasonable country of origin inquiry by conducting in-person surveys of the Colt employees most knowledgeable about the metallurgical contents of and manufacturing processes for products manufactured by us or contracted by us to be manufactured.  These surveys were conducted at both operating subsidiaries of the Company, Colt’s Manufacturing Company LLC and Colt Canada Corporation.  The group of employees surveyed at Colt Defense LLC included but was not limited to the heads of its purchasing, quality, engineering, and manufacturing departments and its Chief Metallurgist.  The group of employees surveyed at Colt Canada Corporation included but was not limited to the heads of its manufacturing and engineering departments.  These surveys established a list of products that we believed contained, or might contain, “conflict minerals,” or for which “conflict minerals” were, or might be, necessary for production (collectively the “identified products” and each an “identified product”).  We obtained written certifications from those employees stating that they each believed the list of identified products to be complete.  We then used this list to identify all vendors of the identified products.  Colt requested written certifications from each of those vendors stating whether the identified products contained any “conflict minerals” and if so, from where the “conflict minerals” originated.

b.              Results

We received written certifications back from all of the vendors from which we requested certifications and reviewed them in good faith, including requesting supplemental information or revised certifications for incomplete or inconsistent responses.  Ultimately, all of the certifications or representations we received in response to our requests stated either (i) that no “conflict minerals” were necessary to the function or production of the respective identified product or (ii) that “conflict minerals” were necessary to the function or production of the respective identified product, but either came from recycled or scrap sources, originated outside the Democratic Republic of the Congo and adjoining countries, or otherwise provided us with no reason to believe that the necessary “conflict minerals” may have originated in the Democratic Republic of the Congo or an adjoining country.

c.               Determination

After good faith review, no vendor’s certification or other information gathered in our inquiry process provided us with reason to believe that the necessary “conflict minerals” may have originated in the Democratic Republic of the Congo or an adjoining country. Accordingly, Colt has no reason to believe that its necessary “conflict minerals” may have originated in the Democratic Republic of the Congo or an adjoining country.

Colt has disclosed this information on its publicly available Internet website and provides here a link to that website:  www.colt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Colt has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COLT DEFENSE LLC COLT FINANCE CORP.

/s/ Scott B. Flaherty	5/30/14
By: Scott B. Flaherty, Chief Financial Officer	(Date)